UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 24, 2019

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 24, 2019, announcing STMicroelectronics’ 2019 Third Quarter and Nine Months Financial Results:

PR No: C2923C

STMicroelectronics Reports 2019 Third Quarter Financial Results

•	Q3 net revenues $2.55 billion; gross margin 37.9%; operating margin 13.1%; net income $302 million
•	YTD net revenues $6.80 billion; gross margin 38.4%; operating margin 10.9%; net income $640 million
•	Business outlook at mid-point: Q4 net revenues up about 5.0% Q/Q and gross margin of about 38.2%

Geneva, October 24, 2019 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the third quarter ended September 28, 2019. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported third quarter net revenues of $2.55 billion, gross margin of 37.9%, operating margin of 13.1%, and net income of $302 million or $0.34 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“Third quarter net revenues grew 17.5% sequentially, above the mid-point of our guidance of 15.3%, driven by engaged customer programs and new products in, as expected, a soft legacy automotive and industrial market.
•	“Our third quarter operating margin was 13.1% and we returned to positive free cash flow while investing in key programs for our growth over the mid-term.
•	“ST’s fourth quarter outlook, at the mid-point, is for net revenues to grow sequentially about 5.0%, translating into year-over-year growth of about 1.2%; gross margin is expected to be about 38.2%, including about 120 basis points of unsaturation charges.
•	“For the full year 2019, we expect net revenues at the mid-point to be about $9.48 billion, accompanied by a double-digit operating margin performance.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q3 2019	Q2 2019	Q3 2018	Q/Q	Y/Y
Net Revenues	$2,553	$2,173	$2,522	17.5%	1.2%
Gross Profit	$967	$830	$1,003	16.4%	(3.6) %
Gross Margin	37.9%	38.2%	39.8%	(30) bps	(190) bps
Operating Income	$336	$196	$398	70.8%	(15.6) %
Operating Margin	13.1%	9.0%	15.8%	410 bps	(270) bps
Net Income	$302	$160	$369	88.5%	(18.3) %
Diluted Earnings Per Share	$0.34	$0.18	$0.41	88.9%	(17.1) %

Third Quarter 2019 Summary Review

Net Revenues By Product Group (US$ m)	Q3 2019	Q2 2019	Q3 2018	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	$894	$885	$901	1.1%	(0.8)%
Analog, MEMS and Sensors Group (AMS)	$968	$694	$899	39.4%	7.7%
Microcontrollers and Digital ICs Group (MDG)	$688	$591	$719	16.3%	(4.3)%
Others	$3	$3	$3	-	-
Total Net Revenues	$2,553	$2,173	$2,522	17.5%	1.2%

Net revenues totaled $2.55 billion. On a sequential basis revenues increased 17.5%, 220 basis points better than the mid-point of the Company’s guidance. On a year-over-year basis, third quarter net revenues increased 1.2% as the Company recorded higher sales in Imaging, Analog, Power Discrete and MEMS largely offset by lower Digital ICs, Automotive and Microcontrollers sales. On a year-over-year basis, sales to OEMs increased 7.2%, while Distribution decreased 11.6%.

Gross profit totaled $967 million, representing a year-over-year decrease of 3.6%. Gross margin of 37.9% decreased 190 basis points year-over-year, mainly impacted by price pressure and unsaturation charges. Third quarter gross margin was 40 basis points higher than the mid-point of the Company’s guidance, mainly due to a lower level of unsaturation charges. Third quarter gross margin includes about 110 basis points of unsaturation charges.

Operating income decreased 15.6% to $336 million, compared to $398 million in the year-ago quarter. The Company’s operating margin decreased 270 basis points on a year-over-year basis to 13.1% of net revenues, compared to 15.8% in the 2018 third quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased in Power Discrete and decreased in Automotive.
•	Operating profit decreased by 34.5% to $76 million. Operating margin was 8.5% compared to 12.8%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Imaging, Analog and MEMS.
•	Operating profit increased by 26.1% to $198 million. Operating margin was 20.5% compared to 17.5%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue decreased in both Microcontrollers and Digital ICs.
•	Operating profit decreased by 9.2% to $108 million. Operating margin was 15.7% compared to 16.6%.

Net income and diluted earnings per share decreased to $302 million and $0.34, respectively, compared to $369 million and $0.41, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q3 2019	Q2 2019	Q3 2018	Q3 2019	Q3 2018(1)	TTM Change
Net cash from operating activities	$429	$324	$373	$1,749	$1,775	(1.5)%
Free cash flow (non-U.S. GAAP)	$170	$(67)	$114	$399	$314	27.1%

(1)	Q3 2018 trailing 12 months includes 2017 amounts that have been adjusted to reflect the reclassification as operating cash flows of the implied interest paid in the settlement of our convertible bonds.

2

Capital expenditure payments, net of proceeds from sales, were $244 million in the third quarter and $937 million for the year-to-date period. In the year-ago quarter, capital expenditures, net, were $242 million.

Inventory at the end of the quarter was $1.79 billion, down from $1.89 billion in the prior quarter. Day sales of inventory at quarter-end was 100 days compared to 129 days in the prior quarter.

Free cash flow (non-U.S. GAAP) was $170 million in the third quarter and $36 million for the year-to-date period.

In the third quarter, the Company paid cash dividends totaling $54 million and executed a $62 million share buy-back as part of its ongoing program.

ST’s net financial position (non-U.S. GAAP) was $348 million at September 28, 2019 compared to $308 million at June 29, 2019 and reflected total liquidity of $2.54 billion and total financial debt of $2.19 billion.

Business Outlook

The Company’s guidance for the 2019 fourth quarter is:

•	Net revenues are expected to increase about 5.0% sequentially, plus or minus 350 basis points;
•	Gross margin of about 38.2%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.12 = €1.00 for the 2019 fourth quarter and includes the impact of existing hedging contracts.
•	The fourth quarter will close on December 31, 2019.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its third quarter 2019 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until November 8, 2019.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

3

•	The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on February 28, 2019. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

4

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide.

Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton
Corporate External Communications

STMicroelectronics
Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	September 28,	September 29,
	2019	2018
	(Unaudited)	(Unaudited)

Net sales	2,547	2,515
Other revenues	6	7
NET REVENUES	2,553	2,522
Cost of sales	(1,586)	(1,519)
GROSS PROFIT	967	1,003
Selling, general and administrative	(267)	(268)
Research and development	(362)	(348)
Other income and expenses, net	(2)	11
Impairment, restructuring charges and other related closure costs	-	-
Total operating expenses	(631)	(605)
OPERATING INCOME	336	398
Interest expense, net	(1)	(2)
Other components of pension benefit costs	(5)	(3)
Income (loss) on equity-method investments	-	2
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	330	395
Income tax expense	(28)	(24)
NET INCOME	302	371
Net income attributable to noncontrolling interest	-	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	302	369

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.34	0.41
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.34	0.41

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	900.1	908.0

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Nine months ended
	September 28,	September 29,
	2019	2018
	(Unaudited)	(Unaudited)

Net sales	6,779	6,978
Other revenues	23	38
NET REVENUES	6,802	7,016
Cost of sales	(4,187)	(4,214)
GROSS PROFIT	2,615	2,802
Selling, general and administrative	(808)	(810)
Research and development	(1,111)	(1,054)
Other income and expenses, net	49	38
Impairment, restructuring charges and other related closure costs	(2)	(20)
Total operating expenses	(1,872)	(1,846)
OPERATING INCOME	743	956
Interest income (expense), net	2	(8)
Other components of pension benefit costs	(12)	(9)
Income (loss) on equity-method investments	1	3
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	734	942
Income tax expense	(93)	(68)
NET INCOME	641	874
Net income attributable to noncontrolling interest	(1)	(5)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	640	869

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.71	0.97
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.71	0.95

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	901.6	912.8

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	September 28,	June 29,	December 31,
In millions of U.S. dollars	2019	2019	2018
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,345	2,119	2,266
Restricted cash	60	60	-
Marketable securities	133	333	330
Trade accounts receivable, net	1,388	1,162	1,277
Inventories	1,785	1,890	1,562
Other current assets	415	437	419
Total current assets	6,126	6,001	5,854
Goodwill	161	163	121
Other intangible assets, net	291	296	212
Property, plant and equipment, net	3,897	3,930	3,495
Non-current deferred tax assets	684	675	672
Long-term investments	62	62	61
Other non-current assets	401	390	452
	5,496	5,516	5,013
Total assets	11,622	11,517	10,867

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	171	174	146
Trade accounts payable	915	895	981
Other payables and accrued liabilities	857	885	874
Dividends payable to stockholders	112	166	60
Accrued income tax	77	48	59
Total current liabilities	2,132	2,168	2,120
Long-term debt	2,019	2,030	1,764
Post-employment benefit obligations	386	389	385
Long-term deferred tax liabilities	18	12	14
Other long-term liabilities	315	338	160
	2,738	2,769	2,323
Total liabilities	4,870	4,937	4,443
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,181,920 shares issued, 894,103,449 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,950	2,915	2,843
Retained earnings	2,355	2,065	1,991
Accumulated other comprehensive income	422	525	509
Treasury stock	(266)	(216)	(141)
Total parent company stockholders' equity	6,618	6,446	6,359
Noncontrolling interest	134	134	65
Total equity	6,752	6,580	6,424
Total liabilities and equity	11,622	11,517	10,867

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2019	Q2 2019	Q3 2018

Net Cash from operating activities	429	324	373
Net Cash used in investing activities	(59)	(391)	(152)
Net Cash used in financing activities	(129)	(123)	(68)
Net Cash increase (decrease)	226	(188)	152

Selected Cash Flow Data (in US$ millions)	Q3 2019	Q2 2019	Q3 2018

Depreciation & amortization	216	212	201
Net payment for Capital expenditures	(244)	(372)	(242)
Dividends paid to stockholders	(54)	(53)	(54)
Change in inventories, net	77	(116)	(31)

9

Appendix

STMicroelectronics

Supplemental Financial Information

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Net Revenues By Market Channel (%)
Total OEM	72%	70%	66%	69%	68%
Distribution	28%	30%	34%	31%	32%

€/$ Effective Rate	1.14	1.14	1.16	1.17	1.18

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	894	885	903	967	901
- Operating Income	76	73	95	141	116
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	968	694	552	988	899
- Operating Income	198	74	43	202	157
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	688	591	617	689	719
- Operating Income	108	45	83	122	119
Others (a)
- Net Revenues	3	3	4	4	3
- Operating Income (Loss)	(46)	4	(10)	(22)	6
Total
- Net Revenues	2,553	2,173	2,076	2,648	2,522
- Operating Income	336	196	211	443	398

(a)	Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Unused Capacity Charges	28	7	1	-	-
Impairment & Restructuring Charges	-	2	-	2	-

10

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Non-U.S. GAAP net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

(US$ m, except earnings per share data)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
U.S. GAAP Net Earnings	302	160	178	418	369
U.S. GAAP Diluted Earnings Per Share	0.34	0.18	0.20	0.46	0.41
Impairment & Restructuring	-	2	-	2	-
Estimated Income Tax Effect	-	-	-	-	-
Non-U.S. GAAP Net Earnings	302	162	178	420	369
Non-U.S. GAAP Diluted Earnings Per Share	0.34	0.18	0.20	0.46	0.41

11

(Appendix – continued)

Net financial position (non-U.S. GAAP measure): resources (debt), represents the balance between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness.

(US$ m)	Sep 28 2019	Jun 29 2019	Mar 30 2019	Dec 31 2018	Sep 29 2018
Cash and cash equivalents	2,345	2,119	2,307	2,266	1,835
Restricted Cash	60	60	60	-	-
Short term deposits	-	-	-	-	8
Marketable securities	133	333	331	330	328
Total liquidity	2,538	2,512	2,698	2,596	2,171
Short-term debt	(171)	(174)	(173)	(146)	(117)
Long-term debt	(2,019)	(2,030)	(2,015)	(1,764)	(1,607)
Total financial debt	(2,190)	(2,204)	(2,188)	(1,910)	(1,724)
Net financial position	348	308	510	686	447

Free cash flow (non-U.S. GAAP measure) is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from matured) marketable securities and short-term deposits. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

(US$ m)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Net cash from operating activities	429	324	341	656	373
Net cash used in investing activities	(59)	(391)	(408)	(284)	(152)
Payment for purchase and proceeds from matured marketable securities, and investment in short-term deposits	(200)	-	-	(9)	(107)
Free cash flow	170	(67)	(67)	363	114

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 24, 2019	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services